UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 12)*


                  Citadel Holding Corporation
_________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
_________________________________________________________________
                 (Title of Class of Securities)


                           172862104
               __________________________________
                         (CUSIP Number)


                     Mr. Randall J. Demyan
                   Dillon Capital Management
                           Suite 1410
                      21 East State Street
                      Columbus, OH  43215
                         (614) 222-4204
_________________________________________________________________
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                         April 18, 1995
    _______________________________________________________
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [  ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 8 Pages




                          SCHEDULE 13D

CUSIP NO.  172862104                            Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [X]
                                                 (b) [   ]
3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):     [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:               None
8.  SHARED VOTING POWER:             None
9.  SOLE DISPOSITIVE POWER:          None
10. SHARED DISPOSITIVE POWER:        None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:                             [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.0%

14.  TYPE OF REPORTING PERSON*:
          PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                          SCHEDULE 13D

CUSIP NO.  172862104                            Page 3 of 8 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

           Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                 (a) [X]
                                                 (b) [   ]

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                  [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:              None
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:         None
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                   [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.0%

14.  TYPE OF REPORTING PERSON*:
          IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                          SCHEDULE 13D

CUSIP NO.  172862104                            Page 4 of 8 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                                 (a) [X]
                                                 (b) [   ]

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:              None
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:         None
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                    [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.0%

14.  TYPE OF REPORTING PERSON*:
          IN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                          SCHEDULE 13D

CUSIP NO.  172862104                            Page 5 of 8 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [X]
                                                 (b) [   ]

3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:
          Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
     [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
               Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.  SOLE VOTING POWER:              None
8.  SHARED VOTING POWER:            None
9.  SOLE DISPOSITIVE POWER:         None
10. SHARED DISPOSITIVE POWER:       None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:
          None

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:
                                    [   ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          0.0%

14.  TYPE OF REPORTING PERSON*:
          OO

             *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



Supplement to Amendment No. 12 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons - Dillon Investors, L.P., Roderick H. Dillon, Jr., Roderick H. Dillon, Jr. - IRA, and Roderick H. Dillon, Jr. Foundation.


Item 1.        Security and Issuer.

          This Amendment No. 12 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 12 amends certain information set forth in the
Schedule 13D filed by the Reporting Persons on March 8, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4"), Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5"), Amendment No. 6 filed on December 1, 1994 ("Amendment No. 6"), Amendment No. 7 filed on December 16, 1994 ("Amendment No. 7"), Amendment No. 8 filed on January 10, 1995 ("Amendment No. 8"), Amendment No. 9 filed on January 20, 1995 ("Amendment No. 9"), Amendment No. 10 filed on March 28, 1995 ("Amendment No. 10") and Amendment No. 11 filed on April 4, 1995 ("Amendment
No. 11") (collectively, the "Previous Amendments").


Item 4.        Purpose of Transaction

          As previously reported in Item 4 of Amendment No. 11, on April 3, 1995, the Reporting Persons entered into a Stock Exchange and Settlement Agreement with the Issuer and a Settlement Agreement with Craig Corporation ("Craig") (the "Agreements"), providing for: (1) the purchase by such Reporting Persons from the Issuer of an aggregate of 1,295,000 shares of Class A Common Stock, $.01 par value, of Fidelity Federal Bank in exchange for an aggregate of 666,000 shares of Common Stock of the Issuer (constituting all of the Common Stock then owned by the Reporting Persons) and $2,220,000 in cash; (2) the termination of all existing litigation and the execution and delivery of mutual releases; and (3) the agreement of Craig not to exercise its right to convert shares of 3% Cumulative Voting Convertible Preferred Stock of the Issuer into Common Stock prior to February 4, 1996, unless such conversion is approved by the holders of a majority of the outstanding shares of Common Stock of the Issuer. The Agreements were approved by the boards of directors of the Issuer and Craig as required by the terms of the Agreements and the closing of the purchase and exchange contemplated by the Stock Exchange and Settlement Agreement between the Reporting Persons and the Issuer took place on April 18, 1995. The Agreements were attached as Exhibits B and C to Amendment No. 11 and are incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer

          (a)(b) As of the date of this Amendment No. 12, none of the Reporting Persons owns any shares of Common Stock of the Issuer.

          (c) As noted in Item 4 of this Amendment No. 12, on April 18, 1995, the Reporting Persons purchased from the Issuer in a privately negotiated transaction an aggregate of 1,295,000 shares of Class A Common Stock, $.01 par value, of Fidelity Federal Bank in exchange for an aggregate of 666,000 shares of Common Stock of the Issuer (constituting all of the Common Stock then owned by the Reporting Persons) and $2,220,000 in cash. The effective per share sale price for the shares of Common Stock of the Issuer was, therefore, $2.125.

          (d)  Not applicable.

          (e) On April 18, 1995, each of the Reporting Persons ceased to be the beneficial owner of at least five percent (5%) of the outstanding shares of Common Stock of the Issuer.


Item 7.        Material to Be Filed as Exhibits.

               Exhibit A - Joint Filing Agreement, dated
          November 11, 1994, among the Reporting Persons.
          (Incorporated herein by reference to Exhibit A of Amendment No. 5 to Schedule 13D filed on
          November 18, 1994 with the SEC).

               Exhibit B - Settlement Agreement, dated April 3,
          1995, among the Reporting Persons and Craig.
          (Incorporated herein by reference to Exhibit B of Amendment No. 11 to Schedule 13D filed on April 4, 1995 with the SEC).

               Exhibit C - Stock Exchange and Settlement
          Agreement, dated April 3, 1995, among the Reporting Persons and the Issuer. (Incorporated herein by reference to Exhibit C of Amendment No. 11 to
          Schedule 13D filed on April 4, 1995 with the SEC).



SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 25, 1995                     Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                              Roderick H. Dillon, Jr. Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee